UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

___________________________________

SCHEDULE 14F-1

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INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

WEALTH ACQUISITION, INC.

(Exact name of registrant as specified in its corporate charter)

000-55027

Commission File No.

Delaware

(State of Incorporation)

N/A

(IRS Employer Identification No.)

780 Reservoir Avenue, #123

Cranston, R.I. 02910

(Address of principal executive offices)

________________________________________________________________________

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF

DIRECTORS AND OFFICERS

________________________________________________________________________

Wealth ACQUISITION, INC.

780 Reservoir Avenue, #123

Cranston, RI 02910

INFORMATION STATEMENT

PURSUANT TO

SECTION 14(F) OF THE SECURITIES EXCHANGE

ACT OF 1934 AND RULE 14F-1 THEREUNDER

GENERAL

This Information Statement is being delivered on or about July 6, 2014 to the holders of shares of common stock, par value $0.0001 (the "Common Stock") of Wealth Acquisition, Inc., a Delaware corporation (the "Company"). You are receiving this Information Statement in connection with the appointment of a new member to the Company's Board of Directors (the "Board"), and also two new additions to the Company’s Officers.

On July 6, 2014, Jeffrey DeNunzio, the sole shareholder of the Company, entered into a Share Purchase Agreement (the “Agreement”) with Hajime Abe C/O Toa Shoko, 1-1-36, Nishiawaji, Higashiyodogawa-ku, Osaka 533-0031, Japan, which results in a restructuring of the Company's management, Board, and ownership.

Pursuant to the terms of the Agreement, on July 6, 2014, Mr. DeNunzio sold 20,000,000 shares of the Company, representing at that time 100% of the outstanding Common Stock, to Hajime Abe. As consideration for the purchase of the shares, Hajime Abe paid the sum of $31,900 to Mr. DeNunzio.

On July 6, 2014, in accordance with the Agreement, Mr.DeNunzio resigned as the sole director and officer and appointed Mr. Hajime Abe as Director, Secretary, and Treasurer of the Company. Mr. Hajime Abe will not take office until 10 days after this Information Statement is mailed or delivered to all Company stockholders in compliance with Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 thereunder.

On July 6, 2014, Mr. Atsushi Sumida was appointed as Chief Executive Officer (CEO), to hold such office ten days after the filing and mailing of an Information Statement required by Rule 14f-1 under the Securities Exchange Act of 1934, as amended.

On July 6, 2014, Mr. Fumio Takahashi was appointed as Chief Operating Officer (COO), to hold such office ten days after the filing and mailing of an Information Statement required by Rule 14f-1 under the Securities Exchange Act of 1934, as amended.

On July 6, 2014, Mr. Hiroichiro Tanaka was appointed as Chief Technical Officer (CTO), to hold such office ten days after the filing and mailing of an Information Statement required by Rule 14f-1 under the Securities Exchange Act of 1934, as amended.

On July 6, 2014 and before Mr. DeNunzio resigned as the sole director, Mr. DeNunzio on behalf or the Registrant filed a Certificate of Amendment with the Delaware Secretary of State to change the name of the corporation from Wealth Acquisition, Inc. to TOA Carbon Fiber, Inc. The effective date of the name change shall be upon the acceptance of the Certificate of Amendment with the Secretary of State of the State of Delaware. The Certificate of Amendment is filed on July 6, 2014 as Exhibit 3.1 to a Current Report on Form 8-K and is incorporated herein by reference.

On July 6, 2014 there were 20,000,000 shares of Common Stock issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the stockholders.

To the best of our knowledge, except as set forth in this Information Statement, the incoming director is not currently a director of the Company, did not hold any position with the Company nor has been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the officers or incoming or existing directors of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY’S SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of July 6, 2014, certain information with respect to the Company's equity securities owned of record or beneficially by (i) each officer and director of the Company; (ii) each person who owns beneficially more than 5% of each class of the Company's outstanding equity securities; and (iii) all directors and executive officers as a group.

Title of Class	Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership	Percent of Class (2)
Common Stock	Mr. Hajime Abe, 1-1-36, Nishiawaji, Higashiyodogawa-ku, Osaka 533-0031, Japan	20,000,000	100%

(1)   Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act and unless otherwise indicated, represents securities for which the beneficial owner has sole voting investment power or has the power to acquire such beneficial ownership within 60 days. Accordingly, the numbers assume a closing has occurred.

(2)   Based on 20,000,000 shares of Common Stock issued and outstanding before and after the closing of the transaction contemplated by the Agreement.

(3)   Hajime Abe controls is therefore deemed to be the beneficial owner of the shares of common stock of the Company.

CHANGES IN CONTROL AND CHANGE OF BOARD OF DIRECTORS

On July 6, 2014 Hajime Abe acquired 20,000,000 shares from Mr. DeNunzio in a private transaction. As the controlling shareholder Hajime Abe became the "control person" of the Registrant as that term is defined in the Securities Act of 1933, as amended. Simultaneously, with this transaction, Mr. DeNunzio resigned on July 6, 2014 as an officer and director and appointed Mr. Hajime Abe to the Board and which appointment is effective 10 days after mailing of this Information Statement. Mr. Hajime Abe was also appointed as Secretary and Treasurer of the Company on July 6, 2014.

Atsushi Sumida was appointed as CEO of the Company on July 6, 2014 simultaneously with the resignation of Mr. DeNunzio as President and CEO. Additionally, at the same time Fumio Takahashi was appointed as Chief Operating Officer and Hiroichiro Tanaka was appointed Chief Technical Officer of the Company.

Prior to the sale, the Company had 20,000,000 shares of common stock issued and outstanding.

LEGAL PROCEEDINGS

Our management knows of no material existing or pending legal proceedings or claims against us, nor are we involved as a plaintiff in any material proceeding or pending litigation. To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of our securities, or any associate of any such director, officer or security holder is a party adverse to us or has a material interest adverse to us in reference to pending litigation.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Prior to the consummation of the Share Purchase Agreement, our sole Director consisted of one member, Mr. DeNunzio, who was elected to serve until his successors are duly elected and qualified. Mr. DeNunzio has submitted a letter of resignation and Mr. Hajime Abe has been appointed to our Board of Directors. Mr. DeNunzio’s resignation and the appointment of Mr. Hajime Abe as Director will become effective 10 days after the mailing of this Information Statement to all stockholders of the Company. On July 6, 2014, our sole Director appointed the new executive officers as listed below.

Directors and Executive Officers

The following table sets forth the names and ages of the incoming director(s) and executive officer(s) of the Company, the principal offices and positions with the Company held by each person. Such person will become a director or executive officer of the Company effective 10 days after the mailing of this Information Statement. The executive officers of the Company are elected annually by the Board. The directors serve one year terms until their successors are elected. The executive officers serve terms of one year or until their death, resignation or removal by the Board. Unless described below, there are no family relationships among any of the directors and officers.

Name Age Position(s)

Mr. Hajime Abe, Age 62, Secretary, Treasurer and Director

Mr. Atsushi Sumida, Age 70, CEO

Mr. Fumio Takahashi, Age 67, COO

Mr. Hiroichiro Tanaka, Age 74, CTO

Mr. Hajime Abe, Age 62 Secretary, Treasurer and Director

Background of Mr. Hajime Abe:

Mr. Hajime Abe began his career in 1969 as an employee of Nissan Motor Company as a car salesman. Following this, in 1974, he incorporated Abe Motor Sales Co., Ltd., a Japan Corporation. A decade later in 1989, he incorporated Koa Commerce Co., Ltd., a Japan Corporation and in 1993 incorporated another Japanese company known as World Liberty Co., Ltd. More recently, in 2007 Mr. Abe incorporated the Japanese company IKL Holdings Co., Ltd. and in 2010 was appointed as President and Director of Oidon Co., Ltd, a Wyoming Corporation that he recently resigned from July of 2012. On January 22, 2013, he was appointed as Director, President, Secretary and Treasurer of TOA Holdings, Inc., a Delaware Corporation. On January 28, 2013, he incorporated TOA Shoko Japan Co., Ltd., a Japan Corporation which became a wholly owned company of TOA Holdings, Inc. On January 28, 2013, he was appointed as the Chairman of Dong A Sang Gong Co., Ltd., a Korean Corporation. On July 2, 2013, he was appointed as the chairman of BJK Global LTD., a Bangladesh Corporation. On June 20, 2013, he was appointed as Director, President, Secretary and Treasurer of Toshoan Holdings, Inc., a Delaware Corporation. On October 10, 2013, he incorporated Tsukiji TOA Suisan Co., Ltd., a Japan Corporation. On October 10, 2013, he became the owner of Toshoan Restaurant. On October 31, 2013, he incorporated TOA Fishery Co., Ltd., a Japan Corporation which became a wholly owned company of Toshoan Holdings, Inc. and was appointed as Director and President of TOA Fishery Co., Ltd. On December 3, 2013, he was appointed as Director, Secretary and Treasurer of TOA Optical Tech, Inc., a Delaware Corporation. On June 2, 2014, he incorporated TOA Hikari Giken Co., Ltd., a Japan Corporation and was appointed as Director of TOA Hikari Giken Co., Ltd.

Mr. Atsushi Sumida, Age 70, Chief Executive Officer

Background of Mr. Atsushi Sumida:

Atsushi Sumida graduated from the Master’s Course of the Faculty of Engineering at Kyoto University in 1968. That same year he then joined Toray Industries Inc. In 2004 he retired from Toray Industries and became the guest Professor at Saitama University, a position he currently still holds today.

Mr. Fumio Takahashi, Age 67, Chief Operating Officer

Background of Mr. Fumio Takahashi:

Fumio Takahashi graduated from the Faculty of Engineering at Osaka University in the year 1970. That same year he joined Indemitsu Kosan Co., Ltd and a few years later in 1974 joined the Honda Motor Co., Ltd. In 2001 he joined Junkatsu News Service and in 2005 Okinaya Co., Ltd. A few years later he then joined Duplex Co., Ltd. and in 2012 Ecoplnet53, Inc.

Mr. Hiroichiro Tanaka, Age 74, Chief Technical Officer

Background of Mr. Hiroichiro Tanaka:

Hiroichiro Tanaka graduated from the Faculty of Science and Engineering at Waseda University in 1964. Subsequently, that same year, he joined Toshiba Corporation. Following his retirement from Toshiba Corporation in 1995 he joined the Toshiba Engineering Corporation. In the year 2000 he retired from his position at Toshiba Engineering Corp and incorporated Power Motor System Co, Ltd. ("PMS'). Currently Mr. Tanaka is the President of PMS.

As of the date of this filing, there has not been any material plan, contract or arrangement (whether or not written) to which any of our officers or directors are a party in connection with their appointments at Wealth Acquisition, Inc.

Directors are elected until their successors are duly elected and qualified.

Family Relationships

There are no family relationships among our directors or officers.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Transactions with Related Persons,” none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

TRANSACTIONS WITH RELATED PERSONS

Transactions with Related Persons

We do not have any transactions with related persons.

Policies and Procedures for Review, Approval or Ratification of Transactions with Related Persons

As we increase the size of our Board of Directors and gain independent directors, we expect to prepare and adopt a written related-person transactions policy that sets forth our policies and procedures regarding the identification, review, consideration and approval or ratification of “related-persons transactions.” For purposes of our policy only, a “related-person transaction” will be a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any “related person” are participants involving an amount that exceeds $120,000. Transactions involving compensation for services provided to us as an employee, director, consultant or similar capacity by a related person will not be covered by this policy. A related person will be any executive officer, director or a holder of more than five percent of our ordinary shares, including any of their immediate family members and any entity owned or controlled by such persons.

We anticipate that, where a transaction has been identified as a related-person transaction, the policy will require management to present information regarding the proposed related-person transaction to our audit committee (or, where approval by our audit committee would be inappropriate, to another independent body of our Board of Directors) for consideration and approval or ratification. Management’s presentation will be expected to include a description of, among other things, the material facts, the direct and indirect interests of the related persons, the benefits of the transaction to us and whether any alternative transactions are available.

To identify related-person transactions in advance, we are expected to rely on information supplied by our executive officers, directors and certain significant shareholders. In considering related-person transactions, our Board of Directors will take into account the relevant available facts and circumstances including, but not limited to:

•	the risks, costs and benefits to us;

•	the effect on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•	the terms of the transaction;

•	the availability of other sources for comparable services or products; and

•	the terms available to or from, as the case may be, unrelated third parties or to or from our employees generally.

We also expect that the policy will require any interested director to excuse himself or herself from deliberations and approval of the transaction in which the interested director is involved.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s directors and executive officers and persons who own more than ten percent of a registered class of the Company’s equity securities to file with the Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by Commission regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company’s knowledge, none of the officers, directors or shareholders of the Company was delinquent in any necessary filings under Section 16(a).

CORPORATE GOVERNANCE

Director Independence

We currently do not have any independent directors, as the term “independent” is defined by the rules of the Nasdaq Stock Market.

Board Meetings and Annual Meeting

During fiscal year ended July 31, 2013, our Board of Directors did not meet. We did not hold an annual meeting in 2013.

Board Committees

We presently do not have an audit committee, compensation committee or nominating committee or committees performing similar functions, as our management believes that until this point it has been premature at the early stage of our management and business development to form an audit, compensation or nominating committee. However, our new management plans to form an audit, compensation and nominating committee in the near future. We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and system of internal controls. We envision that the compensation committee will be primarily responsible for reviewing and approving our salary and benefits policies (including stock options) and other compensation of our executive officers. The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors. The nominating committee would also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures. Until these committees are established, these decisions will continue to be made by our Board of Directors. Although our Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, our Board of Directors considers the candidate’s character, judgment, skills and experience in the context of the needs of our Company and our Board of Directors.

We do not have a charter governing the nominating process. The members of our Board of Directors, who perform the functions of a nominating committee, are not independent because they are also our officers. There has not been any defined policy or procedure requirements for shareholders to submit recommendations or nominations for directors. Our Board of Directors does not believe that a defined policy with regard to the consideration of candidates recommended by shareholders is necessary at this time because, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level.

Board Leadership Structure and Role in Risk Oversight

Our Board of Directors recognizes that the leadership structure and combination or separation of the Chief Executive Officer and Chairman roles is driven by the needs of the Company at any point in time. As a result, no policy exists requiring combination or separation of leadership roles and our governing documents do not mandate a particular structure. This has allowed our Board of Directors the flexibility to establish the most appropriate structure for the Company at any given time.

Our Board of Directors is responsible for overseeing the overall risk management process at the Company. Risk management is considered a strategic activity within the Company and responsibility for managing risk rests with executive management while the Board of Directors participates in the oversight of the process. The oversight responsibility of our Board of Directors is enabled by management reporting processes that are designed to provide visibility to the Board of Directors about the identification, assessment, and management of critical risks. These areas of focus include strategic, operational, financial and reporting, succession and compensation, compliance, and other risks.

Shareholder Communications

Our Board of Directors does not currently provide a process for shareholders to send communications to our Board of Directors because our management believes that until this point it has been premature to develop such processes given the limited liquidity of our Common Stock. However, our new management may establish a process for shareholder communications in the future.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

EXECUTIVE COMPENSATION

Compensation of Executive Officers

The Company’s executive officers did not receive any compensation or other remuneration in their capacity as such during the fiscal year ended July 31, 2013.

Employment Agreements

The Company has not entered into any employment agreements with our executive officers or other employees to date.

Grants of Plan-Based Awards

No plan-based awards were granted to any of our named executive officers during the fiscal year ended July 31, 2013.

Outstanding Equity Awards at Fiscal Year End

No unexercised options or warrants were held by any of our named executive officers at July 31, 2013. No equity awards were made during the fiscal year ended July 31, 2013.

Option Exercises and Stock Vested

No options to purchase our capital stock were exercised by any of our named executive officers, nor were any restricted stock held by such executive officers vested during the fiscal year ended July 31, 2013.

Pension Benefits

No named executive officers received or held pension benefits during the fiscal year ended July 31, 2013.

Nonqualified Deferred Compensation

No nonqualified deferred compensation was offered or issued to any named executive officer during the fiscal year ended July 31, 2013.

Potential Payments upon Termination or Change in Control

Our executive officers are not entitled to severance payments upon the termination of their employment agreements or following a change in control.

Compensation of Directors

No member of our Board of Directors received any compensation for his services as a director during the fiscal year ended July 31, 2013.

Compensation Committee Interlocks and Insider Participation

During the fiscal year 2013 we did not have a standing compensation committee. Our Board of Directors was responsible for the functions that would otherwise be handled by the compensation committee. All directors participated in deliberations concerning executive officer compensation, including directors who were also executive officers, however, none of our executive officers received any compensation during the last fiscal year. None of our executive officers has served on the Board of Directors or compensation committee (or other committee serving an equivalent function) of any other entity, any of whose executive officers served on our Board or Compensation Committee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 6, 2014

Wealth Acquisition, Inc.

By: /s/ Jeffrey DeNunzio
Jeffrey DeNunzio
President